MANAGEMENT’S DISCUSSION AND ANALYSIS

This document was prepared on November 4, 2004 and should be read in conjunction with the September 30, 2004 financial statements of the Company. All amounts are in Canadian funds.

OVERVIEW

Stellar International Inc. (“Stellar” or the “Company”), founded in 1994, is a Canadian pharmaceutical company involved in the development and commercialization of high quality, polysaccharide-based therapeutic products used in the treatment of osteoarthritis and certain types of cystitis. Stellar also markets a test kit that confirms the existence of bladder lining defects in interstitial cystitis patients and identifies those patients who should respond positively to the Company’s proprietary therapeutic product. Stellar’s product development strategy focuses on seeking novel applications for its product technologies in markets where its products demonstrate true cost effective therapeutic advantages. Stellar also intends to build revenues through in-licensing products for Canada and out-licensing to international markets that are focused on similar niche markets.

Stellar has developed and is marketing three products in Canada based on its core polysaccharide technology:

(i) NeoVisc®, for the treatment of osteoarthritis;
(ii) Uracyst®; and
(iii) Uracyst® Test Kit, Stellar’s patented technolog for the diagnosis and treatment of Interstitial Cystitis (IC), an inflammatory disease of the urinary bladder wall.

Stellar also has acquired the exclusive Canadian marketing and distribution rights for:

(i) Millenium Biologix Inc.‘s Skelite™, a proprietary synthetic bone grafting product; and
(ii) Matritech, a USA company, to sell NMP22® BladderChek®, a proteomics-based diagnostic test for the diagnosis and monitoring of bladder cancer.

Stellar began selling Skelite to the Canadian market in February 2004 and BladderChek in Canada, in October 2004. Both of these products are expected to positively impact sales in 2004.

Effective December 2001, Stellar entered into a strategic licensing agreement with G. Pohl-Boskamp GmbH & Co. (“Pohl-Boskamp”) for the sale of Uracyst products in Europe. In December of 2003, Pohl-Boskamp received approval to begin selling Uracyst in Europe. Stellar is very pleased to report that Pohl-Boskamp continues to make excellent progress in the European markets in which it currently sells Uracyst (Germany, Netherlands, Austria and Scandinavian countries). During this past quarter sales grew by over 36.1% compared to the previous quarter.

In June of 2003, Stellar entered into distribution agreements with CMI Canada Medical Inc. and BurnsAdler Pharmaceuticals to sell Stellar’s products in the Middle East, Latin America and the Caribbean.

In March 2004, Supply and License Agreements were signed with SJ Pharmaceuticals, Inc. of Bristol, Tennessee for NeoVisc® and Uracyst® for the United States markets. These agreements will provide Stellar with additional milestone payments and an ongoing royalty stream from future sales of these products in the United States. SJ Pharmaceuticals, Inc. will be responsible for conducting clinical trials and obtaining regulatory approvals for the products in the United States of America.

On June 30, 2004 Stellar, entered into a NeoVisc licensing agreement with Triptibumis Sdn. Bhd. (“Triptibumis”) for Malaysia, Singapore and Brunei. The first shipment to this market was initiated in October of 2004. Although a smaller market, we feel this agreement has good potential and adds to Stellar’s global expansion.

An additional licensing agreement was signed with Pharmore GmbH on August 17, 2004 for the German market. This is Stellar’s first agreement in the large European visco-supplement market which we believe will lead to NeoVisc receiving its CE mark, thus opening the door for further opportunities in other European countries.

Stellar markets its products in Canada through its own direct sales force of commissioned and salaried sales people. The Company’s focus on product development continues to be both in-licensing and out-licensing for immediate impact on the revenue stream allowing Stellar to fund its own in-house product development for future growth and stability.

THIRD QUARTER 2004 HIGHLIGHTS

During this quarter, Stellar continued to invest in order to expand both its growth in-market and its abilities to service out-licensing agreements. Stellar added two additional employees to its sales department to continue to facilitate current product growth and prepare for the launch of BladderChek in late October. In addition, increased sales and marketing expenses were incurred, supporting the sales activity over the past quarter. Stellar feels that these investments were well spent as demonstrated in the sales growth over this past quarter.

To expand its product manufacturing ability to meet the growing demand created by in-market promotion and out-licensing agreements, Stellar contracted with Dalton Chemical Laboratories, Inc. to manufacture Uracyst (finalized in March 2004) and NeoVisc (finalized in April 2004) for both Canadian and international markets. These agreements require Stellar to incur additional costs for validation processes, but will allow Stellar to meet its short-term and longer-term manufacturing commitments. Over the past quarter, the process validation for NeoVisc manufacturing was completed and product from the first manufacturing runs from Dalton are now being sold in both Canadian and international markets.

In September 2004, Stellar finalized the purchase of a building at 544 Egerton St. in London, Ontario. This building will provide needed additional office space and will also allow Stellar to build its own packaging line. This new packaging line will meet good manufacturing procedures (“GMP”) and quality regulations. Stellar’s out-licensing agreements require multilingual packaging and greater inventory management. This new building will accommodate these demands.

RESULTS OF OPERATIONS FOR NINE MONTHS ENDED SEPTEMER 30, 2004

For the nine month period ended September 30, 2004, total revenues from all sources increased 65% to $1,333,133, compared to $807,777 in the same period during 2003. Included in total revenues for this period were licensing fee revenues of $267,220, which brings actual sales of Stellar products for the first nine months of 2004, to $1,065,913 (2003-$794,347), an increase of 34.2% over the same period in 2003.

The operating loss for the quarter was $581,923 as compared to the same period in 2003 of $256,192. Overall, during this nine month period, the Company’s operating loss was $947,231 as compared to the same period in 2003 of $503,265. For the nine month period, the Company incurred non-cash expenses for shares issued to consultants of $127,397 and non-recurring costs of $50,269 related to in-licensing and out-licensing efforts, and manufacturing costs on process validation of $16,636, which occurred throughout the third quarter. Stellar also incurred expenses in the setup and validations at the new manufacturing plant of $324,247 in the third quarter (2003 — $0), totaling $578,821 for the nine month period ending September 30, 2004 (2003 — $30.600).

These costs have been expensed to research and development in each quarter. In addition, the Company’s direct selling costs increased by $27,795, which included cost for increased market sales development and the addition of sales representatives in the Canadian market. These costs have all been expensed to selling, general and administrative. The management of Stellar felt these expenditures were essential for the Company’s growth and will aid in meeting Stellar’s long-term goals.

Stellar is debt free and remains confident that it can continue to fund its ongoing operations from the sale of its products, milestone payments and royalty income resulting from out-licensing agreements for at least the next 24 months.

Cost of Sales

During the third quarter of 2004, cost of sales were $107,614 compared to $42,815 in the same period in 2003, or 31.2 % of product sales in comparison to 18.9% for the same period in 2003. This represents a 151.3% cost increase when compared to the previous year due to manufacturing startup difficulties at our new facilities. The Company does not expect this to be an ongoing problem.

Research and Development

Stellar continues to invest in research necessary to expand its products into international markets. The Company has two NeoVisc® studies and a Uracyst® multi-center trial that are under development. These trials are expected to begin in late 2004 or the first quarter of 2005.

In 2004, Stellar focused much of its development costs on expanding and upgrading its manufacturing for both Uracyst® and NeoVisc®. In October 2003, Stellar signed an agreement with Dalton Chemical Laboratories, Inc. (“Dalton”) to manufacture Stellar’s Uracyst® and NeoVisc® products. Dalton is a contract pharmaceutical manufacturer that supplies chemistry and analytical services to the biotechnology and pharmaceutical industries in the areas of medicinal chemistry, fine chemical manufacturer, customer peptides and antisense oligo production. Dalton has a Site Establishment License and provides GMP manufacturing and sterile filling capabilities to its customers at any stage of the regulatory process (Phase I, II, III or commercial).

Many of the Company’s clinical programs were put on hold until out-licensing agreements were in place. Stellar’s agreements with SJ Pharmaceuticals, Inc. will allow clinical trials for Stellar’s products to be conducted in order to obtain regulatory approvals in the United States for both Uracyst and NeoVisc. Stellar expects these clinical trials to start early in 2005.

In June 2003, Stellar announced two out-licensing agreements which will generate revenues in 2004. The first agreement was made with BurnsAdler Pharmaceuticals for the distribution of the Company’s products, in Latin America, Mexico and the Caribbean. The second agreement, with CMI Canada Medical Inc., covers distribution in the Middle East.

Uracyst® was launched in Europe in December of 2003 and unit sales have shown a steady increase since the launch. Second quarter unit sales increased by 618.1% over the first quarter and third quarter sales grew by 45.2% over the second quarter, which is significant given the European slow down over the summer months.

In September 2003, Stellar entered into a licensing agreement to in-license BladderChek® for the Canadian market. BladderChek is a unique point of care diagnostic used in the diagnosis and monitoring of bladder cancer. Stellar received regulatory approval for BladderChek in September 2004 and launched this product in October 2004.

In December 2003, all validations in Canada were completed with Skelite™ by Millenium Biologix Inc., the owner of the product. The product was launched in Canada on January 29, 2004 and moderate sales growth is anticipated in 2004 as the bureaucratic process of acceptance by hospital formularies is a slow process. Once hospital formularies accept Skelite, sales growth will build. The Company remains encouraged with physician interest in Skelite™ and expect steady growth with this product into 2005.

Stellar has entered into two additional licensing agreements since our last report. On June 30, 2004 Stellar signed a NeoVisc licensing agreement with Triptibumis for Malaysia, Singapore and Brunei. Stellar will supply NeoVisc in Canadian packaging at a set price for this market. Triptibumis is responsible for all costs related to registering the products in these markets and all sales and marketing costs. The term of this agreement is three years and is renewable by either party for additional three years, unless earlier terminated by either party in accordance with the agreement.

On August 17, 2004, Stellar entered into a NeoVisc licensing agreement with Pharmore GmbH (“Pharmore”) for the German market. Stellar will supply NeoVisc in a German package format at a set price. This agreement will require Pharmore to also pay a 5% royalty on their net sales (gross sales less allowances and returns) in the German market. Pharmore will be responsible for all costs in obtaining both German regulatory approval and registering the CE mark for NeoVisc, plus all sales, marketing and distribution costs. This agreement has a term of three years from date of market approval and is automatically renewed for three year terms, unless earlier terminated by either party in accordance with the agreement.

During the second quarter of 2004, the Company recorded a SR&ED credit of $45,063 as a cash refundable balance for research conducted by the Company in 2001.

Selling, general and administrative expenses

Selling, general and administrative expenses for the nine month period end of September 30, 2004 increased by $500,153 to $1,442,246 in this period from $1,039,063 over the same period for 2003. This increase includes non-recurring expenses of $133,055 for associated legal and consulting fees related to the completion of out-licensing agreements with SJ Pharmaceutical in March, Triptibumis. in July, Pharmore GmbH in August and manufacturing cost on process validation which occurred through-out the third quarter. In addition, there have also been increased costs of $49,670 associated with Stellar’s initiative with investor relations activities. These costs include agency fees paid to Allen & Caron, as well as increased travel costs for Company personnel involved in investor relations. In addition, direct selling costs increased by $27,795, which includes cost for increased market sales development and the costs associated with hiring additional staff for the sales force in the Canadian market.

The change to our new formats for the Uracyst® and NeoVisc® products, necessitated revisions of new marketing and sales materials, which added a non re-occurring cost to the selling, general and administrative expenses. In addition, in the third quarter the Company incurred manufacturing costs on process validation of $16,636, which has also been expensed to selling, general and administrative in the third quarter.

Interest income and expense

Interest revenue during the third quarter was $17,436 (2003-$102). This amount includes reinvestment of dividends and interest received on a short-term loan. Funds will be maintained in liquid investments.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments totaled $3,578,653 at September 30, 2004 as compared with $255,237 at December 31, 2003. During the third quarter of fiscal 2004, the Company received aggregate proceeds of $95,122 for the exercise of 271,178 warrants. All warrants were exercised as of September 30, 2004. There were 1,790,000 stock options outstanding as at November 4, 2004.

The Company entered into an agreement of purchase and sale to acquire a building for $450,000. In addition, renovations to the building are anticipated to total $200,000, with approximately $163,000 of this work already completed as at November 4, 2004. The Company moved into the upper office area of the new premises on October 22, 2004 and intends to have the packaging plant operational by early 2005. The Company intends initially to finance the purchase from its own available cash resources.

CAPTIAL STOCK

Common Shares

During the current quarter, the Company issued 325,528 common shares, of which 53,750 were issued for consulting services with an average price of $0.61 per share. The remaining 271,778 were issued for warrants exercised by consultants, employees and directors at a price per share of $0.35 for cash. During the nine month period ended September 30, 2004, the Company issued 6,198,211 common shares, of which 4,088,794 were issued in a private placement for cash at US$0.74 per share. There were also 1,215,000 shares issued to consultants, employees and directors, who exercised their options, with an average price per share of $0.49 for cash and 550,667 shares issued for warrants exercised at a price per share of $0.35. The total number of options outstanding as of September 30, 2004 was 1,790,000.

SIGNIFICANT CUSTOMERS

During the quarter, the Company had one significant customer, a national wholesaler, which represented 38.5% of sales, in comparison to 40.2% in the same period in 2003.

SUBSEQUENT EVENTS

BladderChek was approved by Health Canada in September 2004 and the Company commenced selling the product on October 29, 2004. Both BladderChek and Stellar’s Uracyst products are sold through urologists and will add value to the Company’s representative calls.

On September 20, 2004, the company began renovations on the building they purchased on September 1, 2004. The renovations are estimated to cost $200,000 with approximately 75% of these completed when the Company moved into the facilities on October 22, 2004.

OUTLOOK

As at November 4, 2004, the Company had working capital of $3,521,388. After taking into account the receipt of out-licensing revenues from the sale of Stellar products in Europe, the Middle East the Caribbean and South America, Malaysia, Singapore, Brunei and Germany, and research and development and marketing expenditures relating primarily to NeoVisc® and Uracyst®, as well as costs associated with the launch of several in-licensed products, the Company expects that its current working capital will be sufficient to finance operations for the next 24 months.

The Company may seek additional funding, primarily by way of one or more equity offerings, to carry out its business plan and to minimize risks to its operations. The market for equity financings for companies such as Stellar is challenging, and there can be no assurance that additional funding by way of equity financing will be available. The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing or delaying one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available.

FORWARD-LOOKING STATEMENTS

Readers are cautioned that actual results may differ materially from the results projected in any “forward-looking” statements included in the foregoing report, which involve a number of risks or uncertainties. Forward-looking statements are statements that are not historical facts, and include statements regarding the Company’s planned research and development programs, anticipated future losses, revenues and market shares, planned clinical trials, expected future expenditures, the Company’s intention to raise new financing, sufficiency of working capital for continued operations, and other statements regarding anticipated future events and the Company’s anticipated future performance. Forward-looking statements generally can be identified by the words “expected”, “intends”, “anticipates”, “feels”, “continues”, “planned”, “plans”, “potential”, “with a view to”, and similar expressions or variations thereon, or that events or conditions “will”, “may”, “could” or “should” occur, or comparable terminology referring to future events or results.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those listed under “Risks and Uncertainties”, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. The Company assumes no responsibility to update the information contained herein.